UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 000-56857

NURAN WIRELESS INC.

(Registrant)

2150 Cyrille-Duquet Street, Suite 100

Quebec, Quebec, G1N 2G3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NURAN WIRELESS INC.
(Registrant)

Date: August 17, 2026	By	/s/ Francis Letourneau
Francis Letourneau
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated August 7, 2026 – NuRAN Wireless Increases Series A Preferred Share Financing to C$7.6 Million and Announces Debt Settlements

99.2	News Release dated August 4, 2026 – NuRAN Wireless Executes $6.5 Million Subscription Agreement with Institutional Investor

99.3	Material Change Report dated August 4, 2026

99.4	News Release dated August 6, 2026 – NuRAN Wireless Increases Series A Preferred Share Financing to C$7.6 Million and Announces Debt Settlements

99.5	Material Change Report dated August 7, 2026

99.6	News Release dated August 13, 2026 – NuRAN Wireless Receives Nasdaq Approval to List on the Nasdaq Capital Market; Trading Expected to Commence August 17, 2026 and C$7.6 Million Financing to Close August 14, 2026

99.7	Press Release dated August 14, 2026 - NuRAN Wireless Closes $7.6 Million Financing